UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-39633

Abcam plc

(Translation of registrant’s name into English)

Discovery Drive

Cambridge Biomedical Campus

Cambridge, CB2 0AX

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On December 4, 2023, Abcam plc (the “Company”) issued a press release (the “Announcement”) announcing that, in connection with the Company’s previously announced acquisition by Danaher Corporation (“Danaher”) (the “Transaction”) to be implemented by means of a scheme of arrangement under the laws of England and Wales (the “Scheme”), the High Court of Justice of England and Wales has issued the court order sanctioning the Scheme. Closing of the Transaction will become effective upon the court order being delivered to the Registrar of Companies in England and Wales, which is expected to occur on December 6, 2023, as previously announced. The last day of trading in the Company’s American Depositary Shares (the “Abcam ADSs”) on Nasdaq is expected to be December 5, 2023, with trading in Abcam ADSs on Nasdaq being suspended by 8.00 a.m. (Eastern Time) on December 6, 2023. A copy of the Announcement is furnished herewith as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

FORWARD LOOKING STATEMENTS

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by the following words: “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. They are not historical facts, nor are they guarantees of future performance. Any express or implied statements contained in this Report of Foreign Private Issuer on Form 6-K that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the implementation and benefits of the proposed sale to Danaher and the closing of the Transaction. These forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: Danaher’s and the Company’s ability to complete the Transaction on the proposed terms or on the anticipated timeline, or at all, including the satisfaction of closing conditions to consummate the Transaction; the occurrence of any event, change or circumstance that may impact delivery of the court order to the Registrar of Companies and the expected last day of trading and suspension of trading in Abcam ADSs on Nasdaq; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the Transaction; risks related to diverting the attention of Danaher’s and the Company’s management from ongoing business operations; failure to realize the expected benefits of the Transaction; significant Transaction costs and/or unknown or inestimable liabilities; the risk of shareholder litigation in connection with the Transaction, including resulting expense or delay; the risk that the Company’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; Danaher’s ability to fund the cash consideration for the Transaction; risks related to future opportunities and plans for the combined company, including the uncertainty of expected future regulatory filings, financial performance and results of the combined company following completion of the acquisition; disruption from the Transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; effects relating to the announcement of the Transaction or any further announcements or the consummation of the acquisition on the market price of the Company’s American depositary shares; regulatory initiatives and changes in tax laws; market volatility; and other risks and uncertainties affecting Danaher and the Company, including those described from time to time under the caption “Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 and in any subsequent reports on Form 6-K, each of which is on file with or furnished to the SEC and available at the SEC’s website at www.sec.gov. Moreover, other risks and uncertainties of which the Company is not currently aware may also affect these forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. Investors are cautioned that forward-looking statements are not guarantees of future performance. SEC filings for the Company are available in the Investor Relations section of the Company’s website at https://corporate.abcam.com/investors/. The information contained on, or that can be accessed through, the Company’s website is not a part of, and shall not be incorporated by reference into, this Form 6-K.

The forward-looking statements made in this report are made only as of the date hereof or as of the dates indicated in the forward-looking statements and reflect the views stated therein with respect to future events as at such dates, even if they are subsequently made available by the Company on its website or otherwise. The Company does not undertake any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made other than to the extent required by applicable law.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated December 4, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABCAM PLC

Date: December 4, 2023	By:	/s/ Alan Hirzel
Name: Alan Hirzel
Title: Chief Executive Officer